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                          March 9, 2021

       Gregg Winiarski
       Executive Vice President, General Counsel and Secretary
       IAC/InterActiveCorp
       555 West 18th Street
       New York, New York 10011

                                                        Re: IAC/InterActiveCorp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 23,
2021
                                                            File No. 333-251656

       Dear Mr. Winiarski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2021 letter.

       Form S-4/A filed February 23, 2021

       Recent performance, page 141

   1. You disclose that for the year ended December 31, 2020, your total bookings increased
                                                        62% year-over-year and
new bookings (those from new subscribers only) increased 158%
                                                        year-over-year. Please
revise your disclosures to clarify how you calculate bookings.
 Gregg Winiarski
FirstName  LastNameGregg Winiarski
IAC/InterActiveCorp
Comapany
March      NameIAC/InterActiveCorp
       9, 2021
March2 9, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations for
Vimeo
Liquidity and Capital Resources
Liquidity Assessment, page 156

2. Please clarify your disclosure that indicate Vimeo believes its existing cash and cash equivalents, the available borrowings under its revolving credit facility and expected positive cash flows generated from operations will be sufficient to fund its normal operating requirements, including capital expenditures, the payment of withholding taxes paid on behalf of employees if settled on a net basis and investing, and other commitments for the foreseeable future. In this respect, please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to Item 303(a) of Regulation S-K and Section IV of SEC Release
         33-8350.
Outstanding Stock-based Awards, page 156

3. We note that the aggregate intrinsic value of Vimeo awards outstanding as of January 29,
         2021, assuming a per share price of $35.35, is $405.1 million, of which $122.8 million is attributable to currently vested awards. Please explain why if Vimeo settles these awards on a net basis, the withholding taxes payable by Vimeo on behalf of its employees upon net settlement would be $202.6 million, assuming a 50% withholding rate.
Vimeo's Critical Accounting Policies and Estimates
Stock-based Compensation, page 167

4. Please revise to disclose that estimates will not be necessary to determine the fair value of your common stock once the underlying shares begin trading.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Jenna E. Levine